

June 9, 2011

Chris Jackson
President and Chief Operating Officer
Advanced Credit Technologies, Inc.
1915 Plaza Drive, Suite 202
Eagan, MN 55122

> **Re: Advanced Credit Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 12, 2011**
> **File No. 333-170132**

Dear Mr. Jackson:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 10, 2011.

General

1.   Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

Summary of Our Offering, page 4

2.   We note that the prospectus summary continues to be highly promotional and contains unsupported statements. For example, you state that your methodology has "reduced the workload from traditional methods by as much as 75%" and could rise to 90% with your Phase II build-out. You also state that your "software takes away much of the paperwork and human error and removes it from the process entirely." You also continue to state that you "are poised to capture all segments of the markets" and that you intend to capture a "significant revenue stream from the wholesale industry." Please revise to provide a balanced introduction to the company. This section should present the company's challenges as well as its opportunities in a balanced and organized fashion. Ensure that the claims you make throughout the prospectus are supportable. Explain the basis for your claims in the filing and focus your discussion on your current market share of the credit management industry and your current financial position.

Selling Security Holders, page 10

3.   It appears that the amount of shares held by the selling security holders after the offering total 3,942,500 shares, rather than 3,850,000 shares. Please revise.

Description of the Business, page 13

4.   We reissue prior comment 2. It appears that you have not provided sufficient context to investors regarding your marketing strategy and probability of success. Please discuss the funds necessary to produce the marketing tools you discuss including professionally made infomercials, Facebook applications, and YouTube videos. Discuss your timeline for implementing these marketing strategies. Revise the disclosure in the business section to indicate the portions of the business plan that are currently operational and the additional steps that you need to take in order to fully implement your business plan.

Industry Background, page 15

5.   We note your response to prior comment 8 that you have included a disclaimer stating that investors may not rely on the information on the third party website hyperlinked in the prospectus. In providing an embedded hyperlink the company repeats the hyperlinked statements in the filing. Accordingly, investors may rely on information that you include in the document. Eliminate text that suggests you lack responsibility for the information that is hyperlinked.

Management's Discussion and Analysis or Plan of Operation

Results of Operation, page 18

6.   We note that your revised disclosure in the results of operations section in response to prior comment 10 does not address the changes in revenues. In this regard, discuss the material factors that led to the decrease in revenue from $65,609 in fiscal year 2009 to $17,230 in fiscal year 2010. In your response letter tell us the number of customers you have and the nature of those customers (i.e., wholesale or retail) and consider disclosing that information in the results of operations section to provide background concerning your operations. Refer to Item 303(a) of Regulation S-K.

7.   We reissue prior comment 15. It is still unclear what is involved in the different "phases" of your business development. Include a discussion of phase one which you have just completed and a reasonably detailed discussion of the "phase two build out" that you are planning for the second quarter of 2011. This information should provide context to investors regarding the development of your product and services and the extent to which you have completed your business plan.

Trends, page 19

8.   We note that you have deleted the discussion of the risk analysis report in response to prior comment 16. However, it still appears that you reference the study on page 19 under "Trends." The discussion under this subheading should include a discussion of known trends, demands and uncertainties that may affect the company's financial condition, rather than "random unforeseen events."

Liquidity and Capital Resources, page 19

9.   Please significantly revise your liquidity and capital resources discussion to include a
        balanced discussion of your sources of liquidity, and candidly discuss uncertainties
        regarding the availability of the sources of liquidity you rely upon, as applicable. Provide
        support for your assertion that you will be able to raise $1 million. To the extent you are
        relying on funds from operations as a source of liquidity, disclose the source and streams
        of revenue and the extent to which projected revenues are based on firm backlog orders,
        long-term contractual commitments from customers, or other sources. To the extent you
        rely on prospective debt or equity financing as sources of liquidity for future operations,
        similarly address material uncertainties with respect to potential sources of financing.
        Alternatively, revise your statements regarding your expectation that you will be able to
        raise $1 million to become a profit generating business in the short-term.

10.   Please refer to prior comment 11 and state the minimum period of time that you will be
        able to conduct planned operations using currently available resources and contractually
        committed resources. Your disclosure currently only addresses the period of time you
        will be able to conduct business with additional funding.

11.   In response to prior comment 12, you state in the response letter that you have a $2,500
        monthly cash requirement. Please include this disclosure in the filing. Also, explain in
        the filing why you believe that your "financial condition is stable" and that you have
        sufficient reserves to maintain operations until revenue increases from sales based on this
        monthly cash requirement given that as of December 31, 2010 you had $12,215 in total
        assets.

Compensation Table, page 21

12.   We note that your revised summary compensation table in response to prior comment 17
        indicates that $5,500,000 and $5,000,000 were paid to Chris Jackson and Enrico
        Giordano, respectively in 2008. However, the notes to the financial statements indicate
        that 9,765,000 shares totaling $146,475 were paid to the company's founders for the
        period between February 25, 2008 and December 31, 2008. Please reconcile these
        disclosures. Further, please explain your statement that "no compensation was paid to
        the officers and directors until 2010." Finally, confirm that the stock awards were
        calculated in accordance with FASB ASC Topic 718. See Item 402(n)(2)(v) of
        Regulation S-K.

Compensation of Directors, page 21

13.   Please state clearly in the filing as you do in your letter in response to prior comment 18
        that the directors did not receive payment for services as directors other than the
        reimbursement of expenses incurred during their duties. See Item 402(r) of Regulation
        S-K.

Employment Agreements, page 22

14.   We note your revised disclosure that the employment agreements entered into on March
        1, 2008 with each of the company's two officers were voided as of September 30, 2010.
        Explain whether any portion of the compensation was paid or accrued. Alternatively,
        explain how you have determined that the compensation is not owed to the executive
        officers when there appeared to be a contractual obligation by the company.

15.   In response to prior comment 21, you state that the current officers and directors would
        be deemed promoters under the definition of Rule 405 of the Securities Act of 1933.
        However, it appears that you still have not identified these individuals as promoters in the
        filing nor have you included the disclosure required by Items 404(d)(2) and 401(g) of
        Regulation S-K. Please revise.

Financial Statements for the Period from February 25, 2008 (Inception) Through December 31,
2010

Report of Independent Registered Accounting Firm, page 25

16.   We note the restatement to your financial statements for the years ended December 31,
        2009 and 2008 as well as your disclosure regarding the restatement beginning on page
        38. Tell us how your auditor considered including a reference in their audit report to the
        footnote describing the restatement. We refer you to AU 561.06.

Statements of Operations, page 27

17.   Based on your response to prior comment 24, it appears that commissions paid to
        subcontractors in 2009 related to beta testing performed on the software platform.
        Considering the nature and purpose of beta testing, please tell us how you considered
        ASC 985-20-25-1 and 25-2 for recognition of such costs as research and development
        expenses.

Restatement of Financial Statements of the company for the years ended December 31, 2008 and
2009, page 38

18.   We note you revised your financial statements to remove consulting expense associated
        with the founders of the company but the amount of shares issued to the company's
        founders remains similar to what was reported in the prior financial statements. We also
        note your statement that since no money was involved in the exchange, it was a non-
        material event in the operation of the company. Please explain the accounting for the
        founders' shares including how you determined the amount of consulting services
        expense you previously recorded and why you believe these amounts are currently not
        appropriate as a result of the personal tax liability of the founders considering the
        company received consulting services from the founders.

Financial Statements for the Period from February 25, 2008 (Inception) Through December 31, 2009

General

19.   As you have included audited financial statements for the period from February 25, 2008 (Inception) through December 31, 2010 in the filing, it is unnecessary to keep the audited financial statements for the period from February 25, 2008 (Inception) through December 31, 2009 on pages 42 through 54 and the interim financial statements from the period from February 25, 2008 (Inception) through September 30, 2010 on pages 55 through 67 in the filing. Please remove accordingly.

Recent Sales of Unregistered Securities, page 68

20.   In response to prior comment 25, it appears that you have provided a partial list of the dates of the sales of unregistered securities. Please revise to provide a complete list. Further, we note that you had 17,565,000 shares of common stock issued and outstanding as of December 31, 2010, but the number of shares disclosed on page 68 total 17,102,000. Please advise.

Undertakings, page 69

21.   We reissue prior comment 27. It appears that you continue to include the undertakings related to Rule 430A and 430B and the undertaking in Item 512(a)(6) although these undertakings do not appear applicable to this registration statement. Further, it appears that you deleted the undertaking in Rule 430C and the bulk of the undertaking in Item 512(a)(1)(ii) of Regulation S-K which appears to apply to this registration statement. Please revise or explain.

Exhibits

22.   We have reviewed the subscription agreements that you entered into with your selling shareholders. Please file them as exhibits to the registration statement pursuant to Item 601(b)(4) of Regulation S-K.

Exhibit 5.1

23.   We note that the revised legal opinion does not reflect the increased amount of 3,122,500 shares of common stock now being offered by the selling shareholders. Please revise.

Exhibit 23.1

24.   We note that the auditor's consent does not refer to the audited financial statements for the period from February 25, 2008 (Inception) through December 31, 2010 which are included in the registration statement. Please have the auditor make the appropriate

revisions and file an updated consent with the next amendment. Additionally, as requested previously, please have the auditor remove the phrase "that are necessary now or in the near future with the U.S. Securities and Exchange Commission."

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Attorney-Advisor, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief

cc: Via facsimile at (305) 396-6570
        Wani Iris Manly, Esq.
        W. Manly, P.A.